EXHIBIT 11

                           DATA GENERAL CORPORATION

          COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE
                                  (Unaudited)
                    (In thousands except per share amounts)

                                 Quarter Ended       Six Months Ended
                              March 25,  March 26,  March 25,  March 26,
                                1995       1994       1995       1994
Primary earnings per share:
Net income (loss) . . . . . . $(11,061) $(47,989)   $13,145   $(69,080)

Weighted average shares
 outstanding. . . . . . . . . . 36,906     35,649     37,559     35,491

Incremental shares from
    use of treasury stock
    method for stock options. . .     --         --         --         --

Common and common equivalent
    shares, where applicable. . .36,906    35,649     37,559     35,491

Net income (loss) per share . . $(0.30)    $(1.35)    $0.35     $(1.95)

Earnings per share
    assuming full dilution:(a)
Net income (loss) . . . . . . $(11,061)  $(47,989)   $13,145  $(69,080)

Weighted average shares
    outstanding . . . . . . . . 36,906     35,649     37,559     35,491

Incremental shares from
    use of treasury stock
    method for stock options..     --         --         --         --

Common and common equivalent
 shares assuming full dilution  36,906     35,649     37,559    35,491

Net income (loss) per share . . $(0.30)    $(1.35)     $0.35    $(1.95)



(a) For the quarters and six-month periods ended March 25, 1995 and March 26, 1994, the assumed conversion of convertible debentures, giving effect to the incremental shares and the adjustment to reduce interest expense, was anti-dilutive and has therefore been excluded from the computation.